AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 2002
                                                     REGISTRATION NO. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM S-6

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                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

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A.   EXACT NAME OF TRUST:

           TAX EXEMPT SECURITIES TRUST, MICHIGAN TRUST 1
           (A UNIT INVESTMENT TRUST)

B.   NAME OF DEPOSITOR:      SALOMON SMITH BARNEY INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                             SALOMON SMITH BARNEY INC.
                             388 GREENWICH STREET
                             NEW YORK, NY 10013

D.   NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                 COPY OF COMMENTS TO:
     MICHAEL KOCHMANN                      MICHAEL R. ROSELLA, ESQ.
     Salomon Smith Barney Inc.             Paul, Hastings, Janofsky & Walker LLP
     300 First Stamford Place, 4th Floor   75 East 55th Street
     Stamford, Connecticut 06902           New York, New York 10022-3205
                                                 (212) 318-6800

E.   TITLE OF SECURITIES BEING REGISTERED:

           An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

           As soon as practicable after the acquisition and deposit of the underlying obligations.


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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.



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                   SUBJECT TO COMPLETION, DATED JUNE 17, 2002




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                                                     TAX EXEMPT SECURITIES TRUST
                                                                MICHIGAN TRUST 1
                                                       (A UNIT INVESTMENT TRUST)

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      A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust Series, Michigan Trust 1. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust. Additionally, since this is the first time a Series of Tax Exempt Securities Trust will offer an Michigan Trust, the risk factors and tax treatment regarding an investment in such Trust are included below. These disclosures for Michigan Trust 1, which will appear in Part C of the final prospectus for the Trust in substantially the same format, subject to more current information and/or minor revisions, read as follows:

Michigan Trust

Risk Factors

      Investors should be aware that the economy of the State of Michigan (the "State") has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the State's economy is the manufacturing of durable goods. (Continued on next page.)



      The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

      The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



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While the State's efforts to diversify its economy have proven successful, as reflected by the fact that the share of employment in the State in the durable goods sector has fallen from 33.1 percent in 1960 to 17.9 percent in 1990 and to
14.9 percent in 2000, durable goods manufacturing still represents a sizable portion of the State's economy.

      In January 1998, Standard & Poor's raised its rating on the State's general obligation bonds to "AA+" and in September 2000, raised the rating to "AAA." In March 1998, Moody's Investors Service, Inc. raised the State's general obligation bond rating to "Aal" and in October 2000, raised the rate to "Aaa." In April 1998, Fitch Ratings raised its rating on the State's general obligation bonds to AA+.

      The State's economy could continue to be affected by changes in the auto industry, notably consolidation and plant closings resulting from competitive pressures and over-capacity. Such actions could adversely affect State revenues and the financial impact on the local units of government in the areas in which plants are closed could be more severe. In addition, as described in the State's comprehensive annual financial report on file with the Nationally Recognized Municipal Securities Information Repositories, the State is party to a number of lawsuits and legal actions, some of which, if determined adversely to the State, could have a materially adverse impact on the State's finances.

      In recent years, the State has, except as described below, reported its financial results in accordance with generally accepted accounting principles. The State ended the five fiscal years 1997-2001 with its general fund in balance after substantial transfers from the General Fund to the Budget Stabilization Fund. During the 1997-98 fiscal year, an error was identified pertaining to the Medicaid program administered by the Department of Community Health ("DCH"). Over a ten-year period, DCH did not properly record all Medicaid expenditures and revenues on a modified accrual basis as required by GAAP. As a result, the General Fund balance (reserved and unreserved) for the "fiscal year" ended September 30, l997, was reduced by $154.1 million from $1,047 million to $893.1 million to account for the corrections of the prior period error. The ending fund balance (reserved and unreserved) of the General Fund at the end of the 2000-2001 fiscal year was $1,908.5 million. The unreserved fund balance of the General Fund at the end of the 2000-2001 fiscal year was $28.1 million. The unreserved fund balance of the Budget Stabilization Fund at the end of the 2000-2001 fiscal year was $994.2 million.

      Consistent with the down-turn in the national economy, the State is currently experiencing an economic slowdown, which has resulted in reductions in anticipated State revenues. On November 6, 2001, the State Legislature completed required approvals of an executive order of the Governor which reduced 2001-02 appropriated State expenditures by approximately $540 million. Included in the executive order cuts are reductions in revenue sharing for Michigan municipalities of approximately $37 million. The State Legislature has also appropriated transfers from the Budget Stabilization Fund to avoid a deficit as of September 30, 2001, in the General Fund, and to help balance the 2001-02 General Fund budget. The impact of these transfers is expected to reduce the balance in the Budget Stabilization Fund to approximately $520 million. Additional transfers from the Budget Stabilization Fund may become necessary to help balance the 2001-02 budget or the 2002-03 budget.

      In November of 1997, the State Legislature adopted legislation to provide for the funding of claims of local school districts, some of whom had alleged in a lawsuit, Durant v. State of Michigan, that the State had, over a period of years, paid less in school aid than required by the State's Constitution. Under this legislation, the State paid to school districts which were plaintiffs in the suit approximately $212 million from the Budget Stabilization Fund on April 15, 1998, and is required to pay to other school districts an estimated amount of $632 million over time. Those payments, which commenced in fiscal year 1998-99, are being paid from the Budget Stabilization Fund and the General Fund, half in annual payments over 10 years and half in annual payments over 15 years.


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      The Michigan Constitution of 1963 limits the amount of total revenues of the State raised from taxes and certain other sources to a level for each fiscal year equal to a percentage of the State's personal income for the prior calendar year. In the event that the State's total revenues exceed the limit by one percent or more, the Michigan Constitution of 1963 requires that the excess be refunded to taxpayers. In order to comply with this requirement, the State refunded approximately $113 million through income tax credits for the 1995 calendar year.

      On March 15, 1994, Michigan voters approved a school finance reform amendment to the State's Constitution which, among other things, increased the State sales tax rate from 4% to 6% and placed a cap on property assessment increases for all property taxes. Concurrent legislation cut the State's income tax rate from 4.6% to 4.4%, reduced some property taxes and altered local school funding sources to a combination of property taxes and state revenues. The legislation also contained other provisions that alter (and, in some cases, may reduce) the revenues of local units of government, and tax increment bonds could be particularly affected. While the ultimate impact of the constitutional amendment and related legislation under various economic conditions which may occur in the future cannot yet be accurately predicted, investors should be alert to the potential effect of such measures upon the operations and revenues of Michigan local units of government.

      In addition, the State legislature in 1995 adopted a package of state tax cuts, including a phase out of the intangibles tax, an increase in exemption amounts for personal income tax, and reductions in single business tax. Legislation was enacted that will reduce the personal income tax rate from 4.4 percent to 3.9 percent over a period of years. Beginning in Year 2000, the rate will be 4.2%; 2001, 4.2%; 2002, 4.1%; 2003, 4.0%; beyond, 3.9%.

      Although all or most of the Bonds in the Michigan Trust are revenue obligations or general obligations of local governments or authorities rather than general obligations of the State of Michigan itself, there can be no assurance that any financial difficulties the State may experience will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on or principal of the Bonds, particularly in view of the dependency of local governments and other authorities upon State aid and reimbursement programs and, in the case of bonds issued by the State Building Authority, the dependency of the State Building Authority on the receipt of rental payments from the State to meet debt service requirements upon such bonds. In the 1991 fiscal year, the State deferred certain scheduled cash payments to municipalities, school districts, universities and community colleges. While such deferrals were made up at specified later dates, similar future deferrals could have an adverse impact on the cash position of some local governmental units. Additionally, while total State revenue sharing payments have increased in each of the last five years, the State did reduce revenue sharing payments to municipalities below that level otherwise provided under formulas in each of those years.

      The Michigan Trust may contain general obligation bonds of local units of government pledging the full faith and credit of the local unit which are payable from the levy of ad valorem taxes on taxable property within the jurisdiction of the local unit. Such bonds issued prior to December 22, 1978, or issued after December 22, 1978, with the approval of the electors of the local unit, are payable from property taxes levied without limitation as to rate or amount. With respect to bonds issued after December 22, 1978, and which were not approved by the electors of the local unit, the tax levy of the local unit for debt service purposes is subject to constitutional, statutory and charter tax rate limitations. In addition, several major industrial corporations have instituted challenges of their ad valorem property tax assessments in a number of local municipal units in the State. If successful, such challenges could have an adverse impact on the ad valorem tax bases of such units which could adversely affect their ability to raise funds for operation and debt service requirements.

Michigan Taxes--

      In the opinion of Miller, Canfield, Paddock and Stone, P.L.C., special counsel to the Michigan Trust for Michigan tax matters, in summary under existing Michigan law, the Michigan Trust and the Holders will be


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


treated for purposes of the Michigan income tax laws and the Single Business Tax in substantially the same manner as they are for purposes of the federal income tax laws, as currently enacted.

      Under the income tax laws of the State of Michigan, the Michigan Trust is not an association taxable as a corporation; the income of the Michigan Trust will be treated as the income of the Holders and be deemed to have been received by them when received by the Michigan Trust. Interest on the underlying Bonds which is exempt from tax under these laws when received by Michigan Trust will retain its status as tax exempt interest to the Holders.

      For purposes of the foregoing Michigan tax laws, each Holder will be considered to have received his pro rata share of Bond interest when it is received by the Michigan Trust, and each Holder will have a taxable event when the Michigan Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Holder redeems or sells his Unit to the extent the transaction constitutes a taxable event for federal income tax purposes. The tax cost of each unit to a Holder will be established and allocated for purposes of these Michigan tax laws in the same manner as such cost is established and allocated for federal income tax purposes.

      The Michigan Intangibles Tax was totally repealed effective January 1,
1998.

      The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the Intangible Tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity," as defined in the Michigan Single Business Tax Act. Under the Single Business Tax, both interest received by the Michigan Trust on the underlying Bonds and any amount distributed from the Michigan Trust to a Holder, if not included in determining taxable income for federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan Trust or the Holders. If the Michigan Trust or the Holders have a taxable event for federal income tax purposes when the Michigan Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or the Holder redeems or sells his Unit, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing federal taxable income in the year the loss occurred. Holders should consult their tax advisor as to their status under Michigan law. The Single Business Tax is being phased-out over a twenty-three year period at a rate of one-tenth of one percent per year, begun in 1999.

      Any proceeds paid under an insurance policy issued to the Trustee of the Michigan Trust, or paid under individual policies obtained by issuers of Bonds, which, when received by the Holders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations.

      As the Tax Reform Act of 1986 eliminated the capital gain deduction for tax years beginning after December 31, 1986, the federal adjusted gross income, the computation base for the Michigan Income Tax, of a Holder will be increased accordingly to the extent such capital gains are realized when the Michigan Trust disposes of a Bond or when the Holder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for federal income tax purposes.


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


                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

      A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                              SEC FILE OR
                                                           IDENTIFICATION NO.
                                                           ------------------

I. Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration
      Statement on Form S-6 under the Securities
      Act of 1933:

      Salomon Smith Barney Inc.                                 2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and
      15b3-1 of the Securities Exchange Act of
      1934:


      Salomon Smith Barney Inc.                                  8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933
      (Charter, By-Laws):

      Salomon Smith Barney Inc.                                333-83314

      B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

      Salomon Smith Barney Inc.                                13-1912900
      JPMorgan Chase Bank                                      13-4994650

Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Trust, National Trust 306, California Trust 195 and New York Trust 209 (Reg. Nos. 333-86134, 333-83854 and 333-88110, respectively); and Tax Exempt Securities Trust, National Trust 307 (Insured), National Trust 308, Florida Trust 116 and Maryland Trust 125 (Reg. Nos. 333-89106, 333-89108, 333-88106 and 333-83862,
respectively).


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                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet of Form S-6.
      The Prospectus.
      Additional Information not included in the Prospectus (Part II).
            The undertaking to file reports.
            The signatures.
      *Consent of Independent Auditors.

The following exhibits:

      1.1  --     Trust Indenture and Agreement (incorporated by reference to
                  Exhibit 1.1 to the Registration Statement of Tax Exempt
                  Securities Trust, National Trust 268, 1933 Act File No.
                  333-60620 filed on June 15, 2001).

      1.1.1-- Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933 Act File No. 33-58591 filed on June 22, 1995).

      1.2  --     Form of Agreement Among Underwriters (incorporated by
                  reference to Exhibit 99 to the Registration Statement of Tax
                  Exempt Securities Trust, Series 384, 1933 Act File No.
                  33-50915 filed on December 8, 1993).

      2.1  --     Form of Certificate of Beneficial Interest (included in
                  Exhibit 1.1).

      *3.1 -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Miscellaneous-Legal Opinion" in the Prospectus.

      *4.1 --     Consent of the Evaluator.



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* To be filed with Amendment to Registration Statement.


                                      II-2
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                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 17TH DAY OF JUNE, 2002.

                         Signatures appear on page II-4.

      The principal officers and a majority of the members of the Board of Directors of Salomon Smith Barney Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

SALOMON SMITH BARNEY UNIT TRUSTS
      (Registrant)
SALOMON SMITH BARNEY INC.
      (Depositor)
                                  By:   /S/  GEORGE S. MICHINARD, JR.
                                        -----------------------------
                                        GEORGE S. MICHINARD, JR.
                                        (Authorized Signatory)

      By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Salomon Smith Barney Inc.:

      Name                        Title
      ----                        -----

      DERYCK C. MAUGHAN           Director
      MICHAEL A. CARPENTER        Chief Executive Officer, Chairman and Director
      MICHAEL J. DAY              Comptroller

                                  By:   /S/  GEORGE S. MICHINARD, JR.
                                        -----------------------------
                                        GEORGE S. MICHINARD, JR.
                                        (Authorized Signatory)



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*     Pursuant to Powers of Attorney filed as exhibits to Registration Statement
      Nos. 333-62533, 333-66875 and 333-83588.


                                      II-4